ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JUNE 3, 2009 AND

THE PROSPECTUS DATED MAY 26, 2009)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-158972

JUNE 3, 2009

AMERIPRISE FINANCIAL, INC.
7.30% SENIOR NOTES DUE 2019
Term Sheet
June 3, 2009

Issuer:	Ameriprise Financial, Inc. (“Ameriprise”)

Security:	7.30% Notes due 2019

Rating (Moody’s / S&P / Fitch)*:	A3 (Moody’s)/A (S&P)/A- (Fitch)/a- (A.M. Best)

Currency:	USD

Size:	$300,000,000

Security Type:	SEC Registered Senior Notes

Maturity Date:	June 28, 2019

Coupon:	7.30%

Day Count Convention:	30/360

Benchmark Treasury:	3.125% US Treasury due 05/19

Spread to Benchmark Treasury:	+375 basis points

Benchmark Treasury Spot and Yield:	96-14; 3.553% of yield

Price to Public:	99.971% of principal amount

Yield to Maturity:	7.303%

Optional Redemption:

In full or in part on one or more occasions, make-whole call at a discount rate of Treasury plus 50 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption.

Proceeds (After Expense) to Issuer:	$297,963,000 (99.321% of principal amount)

Interest Payment Dates:	Interest will accrue from June 8, 2009 and will be paid semi-annually in arrears on June 28 and December 28 of each year, commencing December 28, 2009

Trade Date:	June 3, 2009

Settlement Date:	June 8, 2009 (T+3)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	03076CAD8 / US03076CAD83

Bookrunners:	J.P. Morgan Securities Inc. UBS Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The rating of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling J.P. Morgan Securities Inc. at 1-212-834-4533 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.

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